FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 19, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

A Great Leap Forward

MTS 25 years

Q4 & FY 2017

Financial & Operating Results

Some of the information in this press-release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Q4 2017 HIGHLIGHTS

MTS Group — Key figures (RUB bln)	Q4 2017	Q4 2016	Change %	2017	2016 (1)	Change %
Revenue	116.8	111.6	4.7%	442.9	435.7	1.7%
of which: Russia	109.8	103.8	5.8%	412.3	400.6	2.9%
Adjusted OIBDA (2)	45.2	41.8	8.2%	179.8	169.3	6.2%
of which: Russia	43.7	41.0	6.4%	171.8	162.5	5.7%
Operating profit	23.0	21.4	7.2%	96.1	87.7	9.6%
Profit attributable to owners of the Company:	10.9	12.4	-12.0%	56.0	48.5	15.6%
Profit from continuing operations	10.9	12.4	-12.0%	56.0	51.8	8.1%
Loss from discontinued operation	—	—	—	—	-3.4	n/a
Operating cash flow				144.6	130.6	10.8%
Cash CAPEX (3)				76.4	83.6	-8.5%
Net debt				216.2	220.9	-2.1%
Net debt / LTM Adjusted OIBDA				1.2x	1.3x	n/a
Free cash flow				71.5	47.0	52.2%

Mobile subscribers (mln)	Q4 2017	Q3 2017	Q4 2016	Y-o-Y Change %	Q-o-Q Change %
Total	106.5	108.3	109.9	-3.1%	-1.7%
Russia	78.3	78.5	80.0	-2.2%	-0.2%
Ukraine (4)	20.8	20.8	20.9	-0.2%	stable
Armenia	2.1	2.1	2.1	1.3%	-0.9%
Turkmenistan	n/a	1.7	1.7	—	—
Belarus (5)	5.2	5.2	5.2	0.5%	0.7%

Alexey Kornya, President and Chief Executive Officer, commented on the results:

2017 was truly an exceptional year for MTS. With a stable macroeconomic environment in our key markets and improving customer sentiment, we delivered exemplary financial results. For the year, Group revenue rose 1.7% and Adjusted OIBDA increased 6.2%, which improved our OIBDA margin to 40.6%. Within our markets, we witnessed increased data adoption and a strong surge in data usage, which when examined in the context of a decline in subscribers showcases our focus on increasing customer engagement and rising ARPU. Our strong OIBDA growth and a slight decline in CAPEX spending resulted in a near record free cash flow of RUB 71.5 bln. This allowed us to augment our consistently generous dividend policy through share repurchases, which since the end of 2016 has generated an additional return of nearly RUB 30 bln to our shareholders.

To retain our leadership in a market constantly evolving, we took further steps to push our digital transformation by expanding in new directions beyond traditional telecommunications services. To reach our goal of leveraging new FinTech to become a provider of choice of financial products to our customers, we launched the MTS Money Wallet, which had over 4.3 mln active users by the end of the year, entered the retail investment market and acquired a majority stake in a retail software developer LiteBox to provide cloud-based cash management solutions. To expand our stable of digital

(1)   P&L data were retrospectively adjusted on discontinued operation in Uzbekistan

(2)         Adjusted OIBDA doesn’t include a loss from impairment of non-current assets of RUB 2.6 bln for Q4 and RUB 3.8 bln for FY 2017

(3)   Excluding costs of RUB 2.6 bln related to the acquisition of a 4G license in Russia in 2016

(4)   Including CDMA subscribers

(5)   MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated products and services, we entered promising markets for gaming, event e-ticketing markets, opened our innovative IoT Lab and enhanced our digital communications with customers. In our efforts to seize opportunities in new markets of growth, we aim to sustain our digital leadership through selective M&As, building partnerships and the in-house development of innovative products.

Transformation is happening not only in our business operations, but also internally within MTS itself, as we welcomed three new colleagues to our management board. It was an honor for me to be recently offered the position of President and Chief Executive Officer of MTS. This is both an exciting opportunity and a great challenge to take over the leadership of MTS at such an interesting time in the telecoms industry.  My team and I will continue to lead further the company’s transformation from a traditional telecom provider to a burgeoning and successful player in the Internet market. Looking ahead, we remain optimistic on the prospects in our key markets, particularly in consideration of the stable macroeconomic environment, competitive intensity, upcoming regulatory changes and the potential for cost optimization in areas such as retail distribution, customer service and our debt portfolio. Meanwhile, we are committed to sustaining our strong balance sheet and attractive returns for our shareholders.

KEY CORPORATE DEVELOPMENTS

MERGERS & ACQUISITIONS

In July, MTS acquired the regional network operator Bashkortostan Cellular Communication OJSC for RUB 300 mln including net debt. The transaction allows MTS to strengthen its presence in the Republic of Bashkortostan by obtaining additional frequency resources, including two bands of 15 MHz at 2,100 MHz, as well as two bands of 4.4 MHz in the 450 MHz spectrum.

***

In September, MTS acquired a 30% stake in the authorized share capital of Sistema Capital Management Company LLC for RUB 356 mln from Sistema PJSFC. The cooperation allows MTS to enhance its existing financial services portfolio with contemporary investment products and creates an opportunity to draw assets from a wide range of investors to participate in equity and debt capital markets.

***

In October, MTS enhanced its position in mobile commerce by acquiring a 50.82% stake in the Russian retail software developer Oblachny Retail LLC, operating under its trademark name LiteBox, for RUB 620 mln, including the repayment of a RUB 30 mln loan, RUB 420 mln of investments in business development as well as a payment of RUB 170 mln to the founders. LiteBox is an online cash register with end-to-end automation of cash services and online trading operations. The deal allows MTS to enter the cloud-based cash register market as a fully licensed fiscal data operator and a provider of integrated digital cash management solutions for B2B clients.

***

In December, MTS entered the rapidly expanding eSport market through the acquisition of one of the world’s leading eSport clubs — Gambit Esports. The club owns a number of exclusive assets, including rights to participate in global and national tournaments, its own production of branded clothing and a studio for creating media content. MTS’s cybersport strategy includes innovative marketing initiatives combined with development of new products for gamers and their fans.

***

In January and February 2018, MTS acquired Ponominalu.ru (78.2%) and Ticketland.ru (100%), the leading players in the Russian event e-ticketing industry. The acquisitions allow MTS to enter the promising event ticketing market and establish itself as a leading ticket operator in Russia, while simultaneously broadening MTS’s suite of digital services and integrating a key new product into its existing loyalty program and mobile app ecosystem. The Ticketland.ru transaction was priced at RUB 3.25 bln, including net debt. Ponominalu.ru has been valued at RUB 495 mln for a 100% stake, including net debt.

UKRAINE

In January 2018, VF Ukraine PrJSC, the Company’s wholly owned subsidiary serving the Ukraine market under the

Vodafone brand, secured a 4G license in the 2510-2520 / 2630-2640 MHz band as the result of a national auction. The cost of the license is RUB 1.27 bln (UAH 631 mln). In March 2018, VF Ukraine acquired a 4G license in the 1780-1785 / 1875-1880 MHz band for RUB 1.59 bln (UAH 742 mln).

CORPORATE NEWS

In June, MTS appointed Vyacheslav Nikolaev as Vice President, Marketing, and Chief Marketing Officer.

***

In December, MTS announced the appointment of Maria Golyandrina as Vice President, Human Resources, effective from January 2018.

***

In March 2018, MTS named Alexey Kornya President and Chief Executive Officer of MTS.

***

In March 2018, Andrey Kamensky was appointed Acting Vice President, Finance, Investments and M&A.

PARTNERSHIP FOR NETWORK DEVELOPMENT

In June, MTS and Nokia signed a partnership agreement to extend cooperation in the development of innovative technologies including  IoT, clouds, digital medicine, e-commerce, AR/VR and convergent 5G networks. The companies will jointly develop Nokia’s new technological solutions to promote digital products and services from MTS.

***

In October, MTS signed an agreement with Ericsson aimed at modernizing MTS’ network to prepare it for 5G and IoT. In 2017-2020, Ericsson will supply MTS with the latest equipment and software for the core network and radio access network for a total amount of more than EUR 400 mln.

CSR STRATEGY

MTS adopted its first MTS Corporate Social Responsibility Strategy for 2017-2020. The initiative’s key goal is to improve the quality of life and security for MTS subscribers and the society as a whole by developing innovative solutions and providing a wide range of services. The strategy describes the Company’s CSR principles, confirms the Company’s support for UN 2030 sustainable development goals and confirms compliance with the ISO 26000:2010 “Social Responsibility Guidance”.

CREDIT RATING

MTS concluded an agreement on rating assignment with RAEX (Expert RA), the leading Russian rating agency on the list of credit rating agencies recognized by the Bank of Russia. In December 2017, RAEX (Expert RA) assigned a ‘ruAA’ corporate credit rating to MTS with a developing outlook and a ‘supervised’ rating status.

RECENT BOND ISSUANCE AND REPURCHASE

In November, MTS issued exchange-traded bonds of RUB 15 bln and RUB 10 bln with a maturity of five years and one year respectively at a coupon rate of 7.7% on MOEX.

***

In November, MTS repurchased 1,399,626 series 08 ruble-denominated bond in the amount of RUB 1.4 bln and set a new 7.5% coupon rate for the coupon payments to be made in November, 2018.

***

In March 2018, MTS made a partial early repayment of the 10-year USD-nominated credit facility from Calyon, ING Bank N.V., Nordea Bank AB and Raiffeisen Zentralbank Osterreich AG in the amount of RUB 12,668 mln (USD 224.7 mln). The early repayment of the loan is a part of the Company’s debt portfolio optimization strategy aimed at decreasing of the overall cost of debt and increasing its overall tenor.

***

In March 2018, MTS issued two series of RUB 10 bln exchange-traded bonds each with a semi-annual coupon rate of 7.10% and 7.25% and a maturity of 3.5 years and 7 years respectively on MOEX.

IOT DEVELOPMENT

In December, MTS launched its own IoT platform, an integrated solution for business clients to manage objects embedded with network connectivity and pro-actively monitor IoT-enabled equipment performance.

MTS is the first mobile operator in Russia to launch an integrated IoT platform on national scale.

***

In December, MTS launched the Open IoT Lab in Moscow to demonstrate and trial a wide range of IoT solutions, bringing together IoT suppliers and customers to further stimulate growth in the market. Based on NB-IoT technology and launched under the GSMA Mobile IoT initiative, it is the first of its kind in Russia.

MTS MONEY WALLET

In February, MTS launched MTS Money Wallet, an e-wallet that enables users to get easy, ‘one-click’ access to MTS’s financial services and be rewarded with bonuses and loyalty points. The new service combines all payments tools on one platform - electronic wallet, bank cards, and customers’ mobile account balances.

In May, MTS updated its MTS Money Wallet by bringing new functionality to its users and offering them a comprehensive suite of financial services, all in one app. The updated version offers users expanded payment services, a contactless payment option, investment services, an increased synchronization with MTS Bank as well as other functionality.

In January 2018, MTS introduced a new insurance program for MTS Money Wallet. In cooperation with Zetta Insurance Company, MTS insured user’s funds held in the wallet against the risk of cyber fraud. This is the first insurance program for e-wallets in Russia and represents another important advantage offered by the innovative MTS payment service.

DIGITAL NEWS

MTS became the first Russian telecom operator to fully implement Ultra HD (4K) broadcasting on all of its TV platforms.

***

MTS and other Russian telecom operators teamed up with Vedomosti, a leading daily newspaper, to test Mobile Connect, the leading mobile ID technology, which simplifies the authorization process to access Vedomosti content.

***

In November, MTS partnered with Microsoft to offer Azure hybrid cloud services for corporate clients across Russia. The integrated Microsoft Azure Stack system, hosted at MTS data centers, will allow business customers to create modern hybrid applications combining the capacities of our local data services with global cloud functionality.

***

In February 2018, MTS signed an agreement with Ericsson to jointly launch an R&D Center in the Republic of Tatarstan to develop a wide range of innovative solutions based on 5G and IoT technologies.

GROUP BUSINESS PERFORMANCE

Group Highlights (RUB bln)	Q4 2017	Q4 2016	Change %	2017	2016	Change %
Revenue	116.8	111.6	4.7%	442.9	435.7	1.7%
Adjusted OIBDA	45.2	41.8	8.2%	179.8	169.3	6.2%
margin	38.7%	37.4%	1.3pp	40.6%	38.8%	1.8pp
Profit attributable to owners of the Company	10.9	12.4	-12.0%	56.0	48.5	15.6%
margin	9.3%	11.1%	-1.8pp	12.7%	11.1%	1.6pp

CONSOLIDATED FINANCIAL HIGHLIGHTS

Group revenue for the quarter reached RUB 116.8 bln, which reflects year-over-year growth of 4.7%. Service revenue continued to pace growth in Russia and Ukraine, but sales of handsets, traditionally strong prior to the New Year holiday, were particularly robust.

FY 2017 revenue totaled RUB 442.9 bln, an increase of 1.7% year-over-year. Overall, the Group’s performance in 2017 was largely driven by Russia, which benefitted from an improved pricing environment for data and higher usage. Despite healthy underlying performance, our non-Russia markets contributed less revenue due to the relative appreciation of the ruble and the situation in Turkmenistan, where operations remain dormant. Underlying year-over-year growth, on the other hand, was stronger, as 2016 was also a leap year.

Group Adjusted OIBDA for the quarter demonstrated a significant increase of 8.2% year-over-year to RUB 45.2 bln. For the full year, it grew 6.2% year-over-year to RUB 179.8 bln. Strong service revenue in Russia, combined with the decrease in SIM-card sales in the region, and enhanced profitability in Ukraine drove Adjusted OIBDA growth. Key to this is data usage, which among other higher-margin OIBDA products, underlies profitability for the Group. Group Adjusted OIBDA margin in 2017 stood at 40.6%.

Group net profit for the year rose 15.6% year-over-year to RUB 56.0 bln. Strong top-line and higher profitability were the key drivers for earnings growth.

Group Adjusted OIBDA Factor Analysis (RUB bln) (6)

(6)  Totals may differ due to rounding

Group Net Profit Factor Analysis (RUB bln) (7)

LIQUIDITY AND CASH FLOW

Debt & Liquidity (RUB bln)	As of December 31, 2017	As of September 30, 2017
Current portion of LT debt and of finance lease obligations	64.9	51.4
LT debt	228.7	226.5
Finance lease obligations	11.1	11.1
Total debt	304.6	289.0
Less:
Cash and cash equivalents	30.6	23.4
ST investments	50.8	60.6
Effects of hedging of non-ruble denominated debt	7.1	7.8
Net debt	216.2	197.1

By the end of the year, total debt stood at RUB 292.8 bln (net of leases and debt issuance costs), which grew due to bond issuance. In particular, in November, MTS issued exchange-traded bonds of RUB 15 bln and RUB 10 bln with a maturity of five years and one year respectively at a coupon of 7.7% on MOEX. Meanwhile, MTS repurchased 1,399,626 series 08 ruble-denominated bond in the amount of RUB 1.4 bln.

Debt Repayment Schedule (RUB bln)

(7)  Totals may differ due to rounding

Net debt to LTM Adjusted OIBDA ratio was 1.2x to preserve MTS’s financial strength and investment capacity.

Net debt to LTM Adjusted OIBDA (RUB bln)

Non-ruble debt comprises roughly 16% of our gross debt, which largely consists of two outstanding Eurobonds due in 2020 and 2023.

MTS actively uses hedging instruments to limit currency exposure to its outstanding bilateral debt.

Weighted average interest rates (as of December 31, 2017) (8)

Gross/Net debt structure by currency

As of December 31, 2017, weighted average interest rates decreased since the end of Q3 as a result of MTS’ debt portfolio optimization.

SHAREHOLDERS REMUNERATION

For the calendar year, MTS paid out RUB 52.0 bln or RUB 26.0 per share in accordance with its dividend policy.

Group Highlights	# of shares, incl. ADSs	% of share capital	Average price per share (RUB)(9)	Total amount spent (RUB)(8)
Shares acquired in 2017 under the Repurchase Plan	43,647,128	2.18%	286.80	12,518,183,515
Total shares acquired since the launch of the Repurchase Plan as of March 19, 2018	69,044,332	3.46%	287.30	19,836,539,891

(8)  Including financial leasing and including FOREX hedging in the amount of USD 497.7 mln as of December 31, 2017

(9)  The actual average price and total amount spent may differ from the settlement price, due to commissions, fees and other related expenses

On September 6, MTS launched a program to repurchase shares of common stock and ADSs for an amount of up to RUB 20 bln. MTS also entered into a sale and repurchase agreement with Sistema Finance, a subsidiary of Sistema PJFSC, MTS’s controlling shareholder, to acquire any number of shares proportional to any shares acquired from the market. The Repurchase Plan is executed under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and Rule 10b-18 of the Exchange Act and is carried out by the Company’s wholly-owned subsidiary Stream Digital, LLC.

In Q4 2017, under the Repurchase Plan, Stream Digital acquired 37,799,638 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 1.89% of share capital issued by MTS. This includes shares of Common Stock acquired from Sistema Finance.

In total, since the launch of the Repurchase Plan, Stream Digital has acquired 69,044,332 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 3.46% of share capital issued by MTS. This includes shares of Common Stock acquired from Sistema Finance under a sale and purchase agreement concluded prior to the launch of the Repurchase Plan.

The Repurchase Plan was the part of the Board of Directors consideration as of April 2016 on spending up to RUB 30 bln over three years to complement MTS dividend payout. Previously, in Q4 2016 and Q1 2017 MTS implemented two modified Dutch auction tenders and acquired in total 35.1 mln shares for approximately RUB 10.0 bln.

Shareholder structure (as of March 19, 2018)

*Through indirect ownership of MTS-controlled entities (including MTS PJSC, Stream Digital LLC and Bastion LLC), Sistema holds 52.80% share of MTS PJSC; Sistema’s effective ownership of MTS is 50.004%.

Cash CAPEX Breakdown (RUB bln)	2017	2016
Russia(10)	65.2	73.8
as % of revenue	15.8%	18.4%
Ukraine	10.3	7.5
as % of revenue	39.4%	25.6%
Armenia	0.9	1.0
as % of revenue	12.5%	11.8%
Turkmenistan	0.1	0.4
as % of revenue	3.9%	9.0%
Group CAPEX(11)	76.4	83.6
as % of revenue	17.3%	19.2%

Full-year capital expenditures totaled RUB 76.4 bln with CAPEX/Revenue ratio 17.3%.

In 2017, in Russia, MTS focused on LTE rollout and network sharing with other operators. Over 13,000 LTE base stations were installed in 2017. As a result, LTE coverage reached around 60% in terms of population by the end of the year. MTS also continued developing fiber-optic lines. By the end of 2017, the penetration of FTTB and GPON reached 92.5%, while the total length of fiber-optic lines exceeded 180,000 km. In Ukraine, capital expenditures grew to RUB 10.3 bln due to active 3G rollout. By the end of 2017, 78% of the population was covered by 3G network.

(10)   Excluding costs of RUB 2.6 bln related to the acquisition of a 4G license in Russia in 2016

(11)  Including RUB 875 mln spent on CAPEX in UMS LLC in 2016, while Group Revenue for 2016 doesn’t include Revenue from UMS LLC

Cash Flow (RUB bln)	For the year ended December 31, 2017	For the year ended December 31, 2016
Net cash provided by operating activities	144.6	130.6
Less:
Purchases of property, plant and equipment	(53.4)	(55.5)
Purchases of intangible assets(12)	(23.1)	(28.0)
Proceeds from sale of property, plant and equipment	4.3	4.0
Investments in associates	(0.7)	(4.1)
Acquisition of subsidiaries	(0.4)	—
Free cash flow	71.5	47.0

Free cash flow totaled RUB 71.5 bln for 2017. This is an increase from 2016, which can largely be attributed to stronger cash generation from operating activities and lower CAPEX. In 2016, MTS also made investments into associates totaling RUB 4.1 bln. In 2017, MTS also acquired several companies for the total amount RUB 0.4 bln.

Free Cash Flow (RUB bln)

RUSSIA

Russia Highlights (RUB bln)	Q4 2017	Q4 2016	Change %	2017	2016	Change %
Revenue	109.8	103.8	5.8%	412.3	400.6	2.9%
mobile	78.0	75.2	3.8%	304.0	295.0	3.1%
fixed	15.3	15.4	-0.6%	60.8	61.2	-0.6%
integrated services	2.0	0.8	152.3%	5.6	5.6	-0.6%
sales of goods	17.7	14.8	20.0%	52.5	49.6	5.8%
Adjusted OIBDA(13)	43.7	41.0	6.4%	171.8	162.5	5.7%
margin	39.8%	39.6%	0.2pp	41.7%	40.6%	1.1pp
Net profit	13.4	13.7	-2.1%	59.0	53.9	9.4%
margin	12.2%	13.2%	-1.0pp	14.3%	13.5%	0.8pp

For the year, Russia Revenue increased 2.9% to RUB 412.3 bln. A healthier pricing environment complemented by an increase in data usage drove mobile service revenue, while the improved macroeconomic environment allowed consumers to increase purchases of higher-quality and more expensive devices. Our fixed-line business continued to see growth in the B2C home internet/pay-tv markets, but a decline in fixed-voice usage ultimately led to a decline in total fixed-line revenue.

Strong growth in data usage and other higher-margin products, as well as a reduction in the number of SIM-cards sold, drove profitability as Russia Adjusted OIBDA grew 5.7% to RUB 171.8 bln. Greater usage of the MyMTS app has also allowed MTS to reduce call center volume and realize greater efficiencies in customer care. The Russia Adjusted OIBDA margin increased 110 basis points to 41.7%.

In mobile business, revenue increased 3.1% year-over-year to RUB 304 bln. Key factors include natural growth

(12)  Excluding costs of RUB 2.6 bln related to the acquisition of a 4G license in Russia in 2016

(13)  Adjusted OIBDA for Q4 2017 and FY 2017 doesn’t include a loss from impairment of non-current assets of RUB 0.6 bln in data consumption, better monetization through the cancellation of unlimited data plans and increased international roaming. The positive dynamic reflects an overall improvement of consumer and business sentiment in Russia.

In an effort to focus more on quality subscribers, MTS reduced overall SIM-card sales by 11% and witnessed a decline of 2.2% in subscribers in Russia year-over-year. The decrease was made possible by changes in MTS’s retail strategy and a stronger pricing environment.

Meanwhile, the number of multiservice subscribers that use mobile, fixed and digital services from MTS is growing stimulating churn reduction and revenue growth.

MTS’ fixed business continued to demonstrate negative dynamics due to a decrease in fixed-telephony subscribers. In 2017, revenue fell by 0.6% to RUB 60.8 bln.

Fixed-line revenue(RUB bln)	Q4 2017	Q4 2016	Change %	2017	2016	Change %
Total	15.3	15.4	-0.6%	60.8	61.2	-0.6%
B2C	7.5	7.5	0.1%	30.0	29.9	0.5%
B2B+B2G+B2O	7.8	7.9	-1.4%	30.7	31.3	-1.7%

The Company’s B2C broadband and pay-tv market shares in Moscow reached 36% and 38%(14) respectively by the end of 2017. The number of GPON users reached 1.85 mln as MGTS continues to attract users to its market-leading FTTH GPON network.

Revenue from MTS’ integration business reached record-high RUB 2 bln in Q4, though remained flattish year-over-year. Revenue volatility throughout the year reflected fluctuations in the pull of contracts.

MTS witnessed a 5.8% year-over-year increase in sales of goods driven by both sales of software products and sales of handsets and accessories. Sales of goods reached its peak in Q4 in both sub-segments. The increase in sales of software was driven by major enterprise software contracts concluded in the last quarter. Gross margin in handsets sales reached 16.1% benefiting from higher sales of premium smartphones, which in turn, were driven by growing customers’ demand for digital entertainment services and availability of financing options. The average smartphone price at MTS retail increased from RUB 9,502 in 2016 to 11,846 in 2017 (+24.7% year-over-year). The most popular brands were Samsung, Apple and Honor/Huawei, which collectively accounted for roughly 85.8% of all devices sold in 2017.

Handsets and Accessories Sales and Gross Margin (RUB bln)

After a reduction of approximately 500 stores in Q1 2017, MTS’s retail network remained largely unchanged throughout the year. At the end of 2017, the number of stores was roughly 5,700 stores, including franchises. In Q4 2017, retail optimization helped support Russia Adjusted OIBDA growth compared to Q4 2016 when MTS’s retail network reached its peak in terms of number of stores. Meanwhile, there was a marginal positive impact on full-year results, as the average number of stores throughout 2016 and 2017 was almost the same.

MTS Retail (# of stores at the end of the period)(15)

MTS continues to focus on its e-commerce efforts. MTS online sales reached RUB 5.2 bln, a 19.4% increase year-over-year. In 2017, MTS launched a new web-based platform for its online shop and a new logistical scheme to accelerate regional expansion and introduce new logistics services in 2018. In addition to this, MTS significantly improved  its credit options offering  for online customers.

By the end of 2017, smartphone penetration on MTS’s network reached 64.6% largely due to active promotion of LTE-enabled devices. Mobile internet penetration reached 53% while V&D tariff plans penetration was

(14)  Accounts only for the customers who use Digital TV platform

(15)  Including franchises

45.5% driven by launch of new V&D tariff plans and stimulation customers’ migration to V&D tariff plans.

In cooperation with MTS Bank, MTS continued to develop its financial services. By the end of 2017, the number of MTS Money customers reached 4.4 mln, a 27% increase year-over-year, while total credit portfolio exceeded RUB 15 bln. In addition to traditional banking products, MTS actively developed its e-wallet, which was launched in the beginning of 2017. By the end of the year, the penetration of this service into MTS’s subscriber base was 9.7%. Overall, total turnover through mobile commerce increased nearly 26% year-over-year and reached RUB 22.5 bln in 2017.

Likewise, MTS also saw widespread adoption of the My MTS self-care app. The number of users reached 12.1 mln, an increase of 1.5x. In addition,  the app continues to be a strong platform for the promotion of other MTS’ digital services. The app is now being used by over 15% of the subscriber base in Russia and maintains the highest ranking in Apple Store and Google Play markets. In 2017, MTS expanded its app portfolio by launching several new apps such as MTS Taxi, MTS English, and MTS Cashback.

3-month active users of My MTS app (mln)

UKRAINE

Ukraine Highlights (UAH bln)	Q4 2017	Q4 2016	Change %	2017	2016	Change %
Revenue	3.2	2.8	14.5%	11.9	11.1	6.8%
OIBDA	1.4	1.1	26.5%	5.2	3.8	36.6%
margin	43.7%	39.5%	4.2pp	43.6%	34.1%	9.5pp
Net profit	0.7	0.3	104.0%	2.2	1.3	76.3%
margin	21.1%	11.9%	9.2pp	18.9%	11.4%	7.5pp

In Ukraine, revenue grew 6.8% year-over-year and reached UAH 11.9 bln for 2017 mainly due to increase in data usage.

OIBDA increased to UAH 5.2 bln in 2017, driven by the growth of 3G data revenue and cost optimization initiatives.

Overall, in 2017, the Group focused on the network coverage and the quality of services. For the year, the number of smartphone and data users grew significantly by 27% and 19% respectively. Mobile Internet traffic more than doubled since the beginning of 2017. In June, the Group launched Vodafone Pay service and continued developing its digital ecosystem. In January and March 2018, the Group secured 4G licenses and actively prepares for the LTE network development in 2018.

MTS closed the year with 20.8 mln subscribers.

OTHER FOREIGN MARKETS: ARMENIA, TURKMENISTAN, BELARUS

Armenia Highlights (AMD bln)	Q4 2017	Q4 2016	Change %	2017	2016	Change %
Revenue	14.5	14.0	3.9%	56.8	58.3	-2.6%
OIBDA	7.1	5.4	31.7%	26.0	23.5	10.9%
margin	48.8%	38.5%	10.3pp	45.8%	40.2%	5.6pp
Net profit	—	1.7	n/a	5.3	3.6	45.2%
margin	n/a	12.3%	n/a	9.3%	6.3%	3.0pp

In Armenia, revenue for the year declined by 2.6% to AMD 56.8 bln due to falling voice revenue. Meanwhile, the number of data users continued to demonstrate a double-digit growth supported by promotion of voice & data tariff plans.

OIBDA increased to AMD 26.0 bln, up 10.9% year-over-year as a result of cost optimization. The OIBDA margin reached 45.8%.

Armenia maintained its subscriber base at 2.1 mln.

Turkmenistan Highlights (TMT mln)	Q4 2017	Q4 2016	Change %	2017	2016	Change %
Revenue	—	63.0	n/a	196.1	260.2	-24.6%
Adjusted OIBDA(16)	-19.1	25.4	n/a	38.2	93.7	-59.2%
margin	n/a	40.4%	n/a	19.5%	36.0%	-16.5pp
Net (loss) / profit	-144.8	12.1	n/a	-193.4	42.5	n/a
margin	n/a	19.2%	n/a	n/a	16.3%	n/a

MTS suspended communication services in Turkmenistan from September 29, 2017, due to the actions of the state-owned telecommunication company “Turkmentelekom”, which resulted in the disconnection of international and long-distance zonal communication services and Internet access.

Meanwhile, the license for the provision of telecommunication services in Turkmenistan is valid till the end of July 2018.

The Group recognized an impairment loss in amount of TMT 192.4 mln (RUB 3.2 bln) attributable to non-current assets of Turkmenistan.

Belarus Highlights (BYN mln)	Q4 2017	Q4 2016	Change %	2017	2016	Change %
Revenue	212.0	176.3	20.2%	763.7	662.2	15.3%
OIBDA	91.9	87.7	4.8%	356.5	311.5	14.4%
margin	43.4%	49.7%	-6.3pp	46.7%	47.0%	-0.3pp
Net profit	57.4	53.8	6.6%	217.1	189.5	14.6%
margin	27.1%	30.5%	-3.4pp	28.4%	28.6%	-0.2pp

In Belarus, revenue grew steadily throughout the year and reached BYN 763.7 mln in 2017. The increase of 15.3% year-over-year was due to the effect of price increase in March 2017 and growing data usage driven by the launch of new voice & data tariff plans including “Bezlimitishche” and “4G”. Stronger performance in retail based on successful marketing initiatives also supported overall revenue growth.

OIBDA grew in line with revenue and totaled BYN 356.5 mln. OIBDA performance was also supported by stronger local currency in relation to the USD and EUR. Overall, the OIBDA margin in Belarus remained strong at 46.7% level.

MTS retained its leadership position in Belarus in terms of subscribers. Its subscriber base was flat at 5.2 mln, supported largely by new voice & data tariff plans.

(16)  Adjusted OIBDA for Q4 2017 and 2017 doesn’t include a loss from impairment of non-current assets of TMT 122.9  mln and TMT 192.4 mln respectively

2018 OUTLOOK

MTS’s outlook for 2018 will be impacted by new IFRS standards:

•                        In January 2014, IFRS 9 and 15 were issued to respectively address accounting for financial instruments and establish principles in recognizing revenue from contracts with customers. These standards come into effect from January 2018.

•                        In January 2016, IFRS 16 was issued to provide investors with greater clarity regarding the accounting for leases. Although this new standard is effective from January 2019, MTS has elected to adopt this practice early.

•                        Subsequently in 2018, MTS will apply these new standards to its FY 2018 results beginning with Q1 2018 and provide the market with pro-forma estimates based on FY 2017 results for the sake of transparency.

Group Revenue:

For FY 2018, MTS forecasts slightly positive revenue growth, based on the following factors:

•                        Rising data consumption and weaker voice usage, due to voice-data substitution and data adoption;

•                        Competitive dynamics in distribution and reduced SIM-card sales in Russia;

•                        Changes in handset sales due to the optimization of retail distribution channels;

•                        Revisions to internal policies governing content revenues from third-party providers;

•                        Continued growth in UAH-denominated revenues in Ukraine;

•                        Adoption of new IFRS standards; and

•                        Service revenues in other foreign subsidiaries and currency volatility in relation to the Russian ruble.

Group Adjusted OIBDA:

MTS anticipates that the adoption of new IFRS standards will increase Adjusted OIBDA by an estimated RUB 20 bln in 2018. Excluding the impact of new IFRS standards, MTS anticipates a stable outlook for FY 2018 Group Adjusted OIBDA due to the following factors:

•                        Competitive factors and on-going uncertainty over potential optimization of retail distribution;

•                        Anticipated increases in labor costs;

•                        Potential impact of changes to internal roaming policies in Russia;

•                        Revisions to internal policies governing content revenues from third-party providers;

•                        Expected rise in spectrum costs in Russia;

•                        Market sentiment and the prospective growth in usage of high-value products like roaming;

•                        Developments in foreign subsidiaries, in particular the fate of operations in Turkmenistan; and

•                        Macroeconomic developments and currency volatility throughout our markets of operation.

Group CAPEX:

FY2018 — FY 2019 CAPEX spending estimated to be RUB 160 bln, due to a number of factors:

•                        Partial investments to comply with anti-terror law in Russia;

•                        Further incremental improvements and enhancements to LTE networks;

•                        Implementation of infrastructure and spectrum sharing projects within Russia;

•                        Roll-out of LTE services in Ukraine;

•                        Evolution of commercial 5G solutions and introduction into Russian market; and

•                        Continued investments in digital products and services.

NEW IFRS STANDARDS

IFRS 9, Financial Instruments.

IFRS 9 regulates the classification and measurement of financial assets and liabilities and requires certain additional disclosures. The primary changes relate to the assessment of hedging arrangements and provisioning for potential future credit losses on financial assets as well as recognition of modification gain or loss for all revisions of estimated payments or receipts, including changes in cash flows arising from a modification or exchange of a financial liability, that does not result in its derecognition.

Based on Group’s current estimate there will be no material effect from earlier recognition of future credit losses on financial assets or for current hedge accounting. The estimated gain in relation of the Group’s modified liabilities will amount to RUB 3 bln.

The Group will recognize the cumulative effect arising from the transition as an adjustment to the opening balance of equity. Prior period’s comparative will not be restated.

IFRS 15, Revenue from Contracts with Customers.

This standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. It replaces the existing standards IAS 18, Revenue, and IAS 11, Construction Contracts. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Under the standard, an entity recognizes revenue when (or as) a performance obligation is satisfied, i. e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios than exists in the current guidance. Furthermore, extensive disclosures are required by IFRS 15.

The Group currently anticipates that the main effect from the adoption of IFRS 15 on the Group’s consolidated financial statements will relate to the deferral of certain incremental costs incurred in acquiring or fulfilling a contract with a customer. Such contract costs will be amortized over the period of benefit. The Group will use a practical expedient from IFRS 15 allowing to expense contract costs as incurred when the amortization period is one year or less. The Group estimates the additional asset stemming from the capitalization of contract costs to amount to RUB 5.9 bln.

Other anticipated impacts of the standard includes later recognition of revenue in cases, where “material rights” (such as offering additional products and services free of charge) are granted to the customers, and the reallocation of remuneration between components of contracts with customers. The Group estimates the additional deferred revenue to be recognized as a result of applying IFRS 15 will not be material.

The Group will utilize the option for simplified initial application, so that contracts that are not completed by January 1, 2018 will be accounted for as if they had been recognized in accordance with IFRS 15 from the very beginning. The cumulative effect arising from the transition will be recognized as an adjustment to the opening balance of equity in the year of initial application. The prior period comparatives will not be restated.

IFRS 16, Leases.

This standard principally requires lessees to recognize assets and liabilities for all leases and to present the rights and obligations associated with these leases in the statement of financial position. The standard also includes new provisions on the definition of a lease and its presentation, on disclosures in the notes, and on sale and leaseback transactions.

The Group elected to early adopt the standard effective January 1, 2018 concurrent with the adoption of the new standard related to revenue recognition.

The Group will make use of the following practical expedients:

•                  relief from the requirement to reassess whether a contract is, or contains the lease;

•                  use of assessment of whether leases are onerous applying IAS 37, Provisions, Contingent Liabilities and Contingent Assets, immediately before the date of initial application as an alternative to performing an impairment review;

•                  permission to exclude initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•                  use hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

Based on analysis performed, the Group expects its lease liability and non-current assets to increase by no less than RUB 134 bln, respectively, as a result of applying IFRS 16. In terms of future effects on the statement of profit or loss, the lease expenses will be for depreciation of right-of-use assets and interest of lease liability; interest will typically be higher at the earlier stages of a lease and reduce over the term.

The Group will recognize the cumulative effect arising from the transition as an adjustment to the opening balance of equity. Prior period’s comparative will not be restated.

The above assessment for IFRS 9, 15 and 16 is preliminary because not all transition work has been finalized. The actual impact of adopting the new standards on 1 January 2018 may change because their adoption will require the Group to revise its accounting processes and internal controls and these changes are not yet complete, while the new accounting policies, assumptions, judgements and estimation techniques employed are subject to changes until the Group finalizes its first consolidated financial statements that include the date of initial application.

CONFERENCE CALL DETAILS

The conference call will start today at:

18:00 MSK (Moscow time)

15:00 GMT (London time)

11:00  EST (New York time)

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 76930193#

From Russia:

+7 495 646 93 15 (Local access)

8 800 500 98 63 (Toll free)

From the UK:

+ 44 (0) 330 336 9401 (Local access)

0800 376 6183 (Toll free)

From the US:

+ 1 719 325 2340

1 844 286 0643 (Toll free)

The webcast will also be available at:

http://www.audio-webcast.com/cgi-bin/visitors.ssp?fn=visitor&id=5355

A replay of the conference call will be available for ten days on the following telephone numbers:

From Russia: +7 495 249 16 71 (Local access)

From the UK: +44 20 3364 5147 (Local access)

From the US: +1 646 722 4969 (Local access)

Replay pass code: 418738088#

This press release provides a summary of the key financial and operating indicators for the period ended December 31, 2017. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/

CONTACT INFORMATION

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

ATTACHMENTS

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded. OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB bln)	Q4’16	Q1’17	Q2’17	Q3’17	Q4’17
Operating profit	21.4	21.7	23.9	27.6	23.0
Add: D&A	20.4	20.1	20.1	20.0	19.6
Loss from impairment of non-current assets	—	—	—	1.1	2.6
Adjusted OIBDA	41.8	41.8	44.0	48.8	45.2

Russia (RUB bln)	Q4’16	Q1’17	Q2’17	Q3’17	Q4’17
Operating profit	23.2	21.6	24.1	28.8	25.6
Add: D&A	17.9	17.9	17.9	17.8	17.5
Loss from impairment of non-current assets	—	—	—	—	0.6
Adjusted OIBDA	41.0	39.5	42.1	46.6	43.7

Ukraine (RUB bln)	Q4’16	Q1’17	Q2’17	Q3’17	Q4’17
Operating profit	1.0	1.3	1.2	1.2	1.5
Add: D&A	1.7	1.6	1.5	1.6	1.5
OIBDA	2.7	2.8	2.7	2.8	3.0

Armenia (RUB mln)	Q4’16	Q1’17	Q2’17	Q3’17	Q4’17
Operating profit	8	111	222	337	271
Add: D&A	701	535	528	558	584
OIBDA	709	646	750	894	856

Turkmenistan (RUB mln)	Q4’16	Q1’17	Q2’17	Q3’17	Q4’17
Operating profit	243	199	221	(1,172)	(2,412)
Add: D&A	216	188	181	188	37
Loss from impairment of non-current assets	—	—	—	1,146	2,057
Adjusted OIBDA	459	387	401	163	(317)

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q4’16	Q1’17	Q2’17	Q3’17	Q4’17
Operating margin	19.2%	20.7%	22.3%	24.1%	19.6%
Add: D&A	18.3%	19.2%	18.8%	17.5%	16.8%
Loss from impairment of non-current assets	—	—	—	1.0%	2.3%
Adjusted OIBDA margin	37.4%	40.0%	41.2%	42.6%	38.7%

Russia	Q4’16	Q1’17	Q2’17	Q3’17	Q4’17
Operating margin	22.3%	22.3%	24.4%	27.1%	23.3%
Add: D&A	17.2%	18.4%	18.1%	16.7%	16.0%
Loss from impairment of non-current assets	—	—	—	—	0.5%
Adjusted OIBDA margin	39.6%	40.7%	42.5%	43.8%	39.8%

Ukraine	Q4’16	Q1’17	Q2’17	Q3’17	Q4’17
Operating margin	14.8%	20.5%	19.4%	18.5%	22.1%
Add: D&A	24.8%	25.2%	24.1%	22.9%	21.5%
OIBDA margin	39.6%	45.8%	43.5%	41.4%	43.7%

Armenia	Q4’16	Q1’17	Q2’17	Q3’17	Q4’17
Operating margin	0.4%	7.1%	13.4%	17.8%	15.5%
Add: D&A	38.1%	34.3%	31.9%	29.5%	33.3%
OIBDA margin	38.5%	41.4%	45.3%	47.2%	48.8%

Turkmenistan	Q4’16	Q1’17	Q2’17	Q3’17	Q4’17
Operating margin	21.4%	18.2%	19.5%	n/a	n/a
Add: D&A	19.0%	17.1%	16.0%	18.1%	n/a
Loss from impairment of non-current assets	—	—	—	110.2%	—
Adjusted OIBDA margin	40.5%	35.3%	35.5%	15.7%	n/a

***

Attachment B

Definitions

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•                                        shows traffic-generating activity or

•                                        accrues a balance for services rendered or

•                                        is replenished or topped off

Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2017 AND As of December 31, 2016

(Amounts in millions of RUB)

	As of December 31,	As of December 31,
	2017	2016
NON-CURRENT ASSETS:
Property, plant and equipment	263,063	272,841
Investment property	407	336
Intangible assets	113,678	108,813
Investments in associates	9,452	10,551
Deferred tax assets	5,545	6,150
Other non-current non-financial assets	2,048	896
Other investments	1,953	36,319
Accounts receivable (related parties)	2	3,693
Other non-current financial assets	8,890	13,877
Total non-current assets	405,038	453,476

CURRENT ASSETS:
Inventories	9,995	14,330
Trade and other receivables	28,017	29,805
Accounts receivable (related parties)	11,358	4,401
Short-term investments	50,757	8,657
VAT receivable	7,165	7,098
Income tax assets	2,838	1,601
Assets held for sale	1,276	808
Advances paid and prepaid expenses, other current assets	4,040	5,824
Cash and cash equivalents	30,586	18,470
Total current assets	146,032	90,994

Total assets	551,070	544,470

EQUITY:
Equity attributable to equity holders	120,126	139,235
Non-controlling interests	4,079	4,713
Total equity	124,205	143,948

NON-CURRENT LIABILITIES:
Borrowings	239,096	237,113
Deferred tax liabilities	23,773	26,611
Provisions	2,309	2,350
Other non-current financial liabilities	1,048	2,774
Other non-current non-financial liabilities	3,968	4,129
Total non-current liabilities	270,194	272,977

CURRENT LIABILITIES:
Borrowings	64,474	47,207
Provisions	9,852	8,075
Trade and other payables	47,314	41,473
Accounts payable (related parties)	1,102	1,014
Income tax liabilities	1,150	962
Other current financial liabilities	3,036	3,049
Other current non-financial liabilities	29,743	25,765
Total current liabilities	156,671	127,545

Total equity and liabilities	551,070	544,470

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND TWEILVE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Amounts in millions of RUB except per share amount)

	Twelve months ended	Twelve months ended	Three months ended	Three months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Continuing operations:

Service revenue	390,761	386,486	99,358	97,050
Sales of goods	52,150	49,206	17,466	14,542
	442,911	435,692	116,824	111,592

Cost of services	(123,779)	(130,158)	(31,226)	(31,817)
Cost of goods	(45,623)	(45,574)	(15,234)	(13,364)

Selling, general and administrative expenses	(95,186)	(94,046)	(25,310)	(24,942)
Depreciation and amortization	(79,912)	(81,582)	(19,618)	(20,390)
Other operating (expenses)/income	(1,746)	222	(681)	(537)
Operating share of the profit of associates	3,210	3,115	824	857
Impairment of non-current assets	(3,775)	—	(2,629)	—
Operating profit	96,100	87,669	22,950	21,399

Currency exchange gain	1,301	3,241	37	174

Other (expenses)/income:
Finance income	5,548	5,273	1,502	1,087
Finance costs	(26,064)	(27,136)	(6,401)	(5,462)
Other expenses	(1,318)	(1,438)	(1,070)	(651)
Total other expenses, net	(21,834)	(23,301)	(5,969)	(5,026)

Profit before tax from continuing operations	75,567	67,609	17,018	16,547

Income tax expense	(18,977)	(15,138)	(5,987)	(4,028)

Profit for the period from continuing operations	56,590	52,471	11,031	12,519

Discontinued operation:

Loss from discontinued operation, net of tax	—	(4,021)	—	—

Profit for the period	56,590	48,450	11,031	12,519

(Income)/loss for the period attributable to non-controlling interests	(548)	24	(152)	(158)

Profit for the period attributable to owners of the Company	56,042	48,474	10,879	12,361

Other comprehensive (loss)/income
Items that will not be reclassified subsequently to profit or loss
Unrecognised actuarial (loss)/gain	(41)	50	(41)	50
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(3,279)	(16,657)	(2,227)	(3,522)
Net fair value gain/(loss) on financial instruments	495	(1,200)	106	331
Other comprehensive loss for the period	(2,825)	(17,807)	(2,162)	(3,141)
Total comprehensive income for the period	53,765	30,643	8,869	9,378
Less comprehensive (income)/loss for the period attributable to the noncontrolling interests	(548)	625	(152)	(158)

Comprehensive income for the period attributable to owners of the Company	53,217	31,268	8,717	9,220

Weighted average number of common shares outstanding, in thousands - basic	1,953,779	1,989,282	1,927,070	1,989,261
Earnings per share attributable to the Group - basic:
EPS from continuing operations	28.68	26.06	5.65	6.22
EPS from discontinued operation	—	(1.69)	—	—
Total EPS - basic	28.68	24.37	5.65	6.22
Weighted average number of common shares outstanding, in thousands - diluted	1,955,558	1,990,694	1,928,574	1,990,656
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	28.66	26.04	5.64	6.21
EPS from discontinued operation	—	(1.69)	—	—
Total EPS - diluted	28.66	24.35	5.64	6.21

MOBILE TELESYSTEMS

CONSOLIDATED  STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Amounts in millions of RUB)

	Twelve months ended	Twelve months ended
	December 31, 2017	December 31, 2016

Profit for the period	56,590	48,450

Adjustments for:
Depreciation and amortization	79,912	83,259
Finance income	(5,548)	(5,273)
Finance costs	26,064	27,427
Income tax expense	18,977	14,954
Currency exchange gain	(1,301)	(3,232)
Change in fair value of financial instruments	(110)	(166)
Amortization of deferred connection fees	(2,876)	(2,287)
Share of the profit of associates	(2,774)	(1,828)
Inventory obsolescence expense	2,179	1,548
Allowance for doubtful accounts	2,923	2,857
Change in provisions	14,347	13,161
Non-cash loss on sale of subsidiary in Uzbekistan	—	2,726
Impairment of non-current assets	3,775	—
Other non-cash items	(657)	(3,656)

Movements in operating assets and liabilities:
Increase in trade and other receivables	(3,514)	(3,525)
Decrease/(Increase) in inventory	2,200	(1,816)
(Increase)/Decrease in VAT receivable	(1,145)	227
Decrease/(Increase) in advances paid and prepaid expenses	1,197	(812)
Decrease in trade and other payables and other current liabilities	(6,715)	(9,086)

Dividends received	3,590	2,801
Income taxes paid	(22,427)	(11,687)
Interest received	3,319	3,344
Interest paid, net of interest capitalised	(23,366)	(26,821)
Net cash provided by operating activities	144,640	130,565

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(367)	(5)
Purchases of property, plant and equipment	(53,366)	(55,538)
Purchases of other intangible assets	(23,065)	(28,013)
Purchases of 4G licenses in Russia/3G licences in Ukraine	—	(2,598)
Proceeds from sale of property, plant and equipment and assets held for sale	4,343	4,042
Purchases of short-term and other investments	(33,717)	(9,739)
Proceeds from sale of short-term and other investments	25,385	39,021
Investments in associates	(723)	(4,094)
Disposal of discontinued operation, net of cash disposed	—	(378)
NET CASH USED IN INVESTING ACTIVITIES:	(81,510)	(57,302)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash flows from transactions under common control	—	3,063
Repayment of loans	(32,239)	(69,532)
Proceeds from loans	25,136	50,696
Repayment of notes	(12,042)	(20,364)
Proceeds from issuance of notes	45,000	10,000
Notes and debt issuance cost paid	(98)	(16)
Finance lease obligation principal paid	(774)	(334)
Dividends paid	(51,759)	(52,805)
Cash inflow under credit guarantee agreement related to foreign-currency hedge	(1,766)	(2,984)
Repurchase of common stock	(21,896)	(748)
Other financing activities	(7)	(14)
Net cash used in financing activities	(50,445)	(83,038)

Effect of exchange rate changes on cash and cash equivalents	(569)	(5,219)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS:	12,116	(14,994)

CASH AND CASH EQUIVALENTS, at beginning of the period	18,470	33,464

CASH AND CASH EQUIVALENTS, at end of the period	30,586	18,470

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: March 19, 2018